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CGN IR, nr
12 August 2005

05010651

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Ulrike Schlosser

Enclosures

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AUG 23 2005
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ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

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2nd Interim Report January-June 2005



Overview

- **2nd Interim Report January-June 2005** (pdf-File: 368 kB)
- **Presentation of Lufthansa Chief Financial Officer Dr. Karl-Ludwig Kley on the half-year result 2005** (pdf-File: 152 kB)
- **Charts January-June 2005** (pdf-File: 305 kB)
- **Ad-hoc Release: Lufthansa reports operating profit of 253 million euros**
- **Press Release: Lufthansa lifts operating profit to 253 million euro**

The 2nd Interim Report is a translation of the original German Lufthansa 2. Zwischenbericht Januar-Juni 2005. Please note that only the German version is legally binding.

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Lufthansa

2nd Interim Report
January–June 2005

Lufthansa Group:
Key Data

		January–June **2005**	2004	Change in per cent
Revenue	€m	**8,451**	8,254	2.4
of which traffic revenue	€m	**6,531**	6,210	5.2
EBITDA	€m	**767**	805	-4.7
EBIT	€m	**221**	265	-16.6
Profit/loss from operating activities	€m	**260**	391	-33.5
Group result	€m	**0***	39	-
Operating result	€m	**253**	33	-
Capital expenditure**	€m	**690**	1,114	-38.1
Cash flow	€m	**727**	652	11.5
Total assets as of 30 June	€m	**19,111**	18,569	2.9
Shareholders' equity as of 30 June	€m	**4,087**	3,670	11.4
Employees as of 30 June		**90,373**	92,177	-2.0
Staff costs	€m	**2,327**	2,394	-2.8
Profit/loss per share	€	**0.00*****	0.10	-

**rounded below €1m*
***Capital expenditure without equity*
****below €0.01*

This Interim Report covering the period from 1 January to 30 June 2005 was drawn up in accordance with the rules of IAS 34 and the standards applicable since 1 January 2005. We have adjusted all of last year's key data accordingly to facilitate comparisons. This may lead to deviations from the results published a year ago.

Date of disclosure: 10 August 2005

Traffic figures of the Lufthansa Groups' airlines

		January–June **2005**	2004	Change in per cent
Passengers carried	thousand	**24,678**	24,631	0.2
Passenger load factor	per cent	**74.3**	73.5	0.8 p.
Freight/mail	thousand tonnes	**847**	840	0.9
Cargo load factor	per cent	**64.8**	66.7	-1.9 p.
Available tonne-kilometres	million	**12,957**	12,527	3.4
Revenue tonne-kilometres	million	**9,087**	8,864	2.5
Overall load factor	per cent	**70.1**	70.8	-0.7 p.
Number of flights		**321,974**	316,925	1.6

Dear Shareholder,

Despite the difficult situation on the commodity markets the global economy has continued to expand. The euro area, however, has been growing more slowly than the world economy as a whole. After a marked upswing in the first quarter the pace of growth in Germany slowed again in the following months. The weak labour market and the high oil prices unsettled consumers and continued to hinder the recovery of domestic demand. Despite this adverse macroeconomic setting and record-high fuel prices, the Lufthansa Group managed to substantially improve the operating result after the first six months of 2005 to €253m (2004: €33m). In the second quarter of 2005 the Group earned an operating profit of €279m (2004: €149m). This was facilitated by an increase in revenue coupled with ongoing cost reductions. All the business segments improved their result compared with the first half of last year and contributed to the positive development. The Group achieved a balanced net result.

This Interim Report up to 30 June 2005 has been drawn up in accordance with the provisions of IAS 34 as well as the accounting standards applicable from 1 January 2005 (additional information see page 21). To facilitate comparability, all the 2004 figures and key data have been adjusted accordingly. This gives rise to discrepancies vis-à-vis the figures published a year ago. Otherwise this interim report is based on the same accounting and valuation methods used in the Annual Report 2004.

Since the end of 2004 one new company has been added to the group of consolidated companies while eight others have been eliminated. Compared with the second Interim Report in 2004 three more companies have been newly consolidated, whereas Chef Solutions and the since liquidated SC International Services Ireland were still included in the consolidated accounts during the first six months of last year. This slightly impairs year-on-year comparability. Details of these changes are provided on page 21 of this report and in the sections relating to the individual segments.

Course of business

The air traffic industry profited from the global economic upturn and registered positive traffic data in the first six months of 2005. Airlines' course of business is being depressed, however, by excess capacity and fierce competition as well as the high oil price. The different regional patterns of development were also reflected in the sales trends. Thus whereas Lufthansa achieved increases in longhaul traffic, the sales volume in Europe fell well short of the expectations. Altogether the Group's airlines (passengers and freight) raised their sales volumes by 2.5 per cent. At 70.1 per cent, the overall load factor was, however, 0.7 percentage point below last year's comparable level. In passenger business the number of travellers amounted to 24.7 million (+0.2 per cent). While available capacity was 2.9 per cent higher than during the same period last year, the amount sold was lifted by as much as 4.0 per cent. The passenger load factor of the Lufthansa Passenger Business group improved by 0.8 percentage points to 74.3 per cent. In cargo business the volume transported (+0.9 per cent) and the sales volume (+0.5 per cent) rose only marginally compared with 2004. Capacity had been concurrently increased, however, by 3.5 per cent due to the additional supply of cargo holds aboard passenger aircraft. The cargo load factor came to 64.8 per cent and was 1.9 percentage points down over twelve months.

Revenue

Between January and June 2005 average yields of the passenger airlines were 0.1 per cent higher than in the first half of 2004 thanks to the positive development in the second quarter. Yields from cargo business were 6.1 per cent better than in the same period of last year. Consequently, traffic revenue outstripped sales growth, rising by 5.2 per cent to €6.5bn. The share of traffic revenue in overall revenue now stands at 77.3 per cent.

Overall revenue only grew by 2.4 per cent vis-à-vis the first half of 2004 to €8.5bn as other revenue declined by 6.1 per cent to €1.9bn. Whereas the Lufthansa Technik group raised its revenue with clients outside the Lufthansa Group by €40m to €852m, LSG Sky Chefs group contributed an external revenue of €786m which was 18.7 per cent or €40m below the half-way figure. This was principally due to the sale of Chef Solutions in June 2004 and the effects of translating US$ revenue into euro.

Other operating income shrank by 31.0 per cent over twelve months to €555m. The comparable figure in 2004 had been boosted by book profits from the sale of a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. (€292m).

Expenses

The Group's operating expenses went up by 1.3 per cent to €8.8bn. Thanks to sustained cost reductions, the increase in expenditure was kept below the growth of output. The cost of materials totalled €4.1bn and was 6.0 per cent up on the year. The sub-item fuel costs reached a new record high of €1.1bn (+41.8 per cent). This hike breaks down as follows: increased consumption (+2.7 percentage points), higher prices including fuel price hedging (+45.0 percentage points) and changes in currency parities (−5.9 percentage points). Without price hedging the fuel bill would have been €111m higher still. Fees and charges amounted to €1.2bn and thus matched the 2004 level (−0.2 per cent). Staff costs were lowered by 2.8 per cent to €2.3bn. Expenditure on wages and salaries decreased by 4.4 per cent. On 30 June 2005 the Group's workforce totalled 90,373 (−2.0 per cent).

Depreciation and amortisation grew by 2.5 per cent to €542m, mainly owing to the deployment of new aircraft. By contrast, other operating expenses fell by 3.4 per cent to €1.8bn. The sub-item agency commissions alone declined by €105m compared with last year following the introduction of the net pricing distribution model in Germany in September 2004.

Result

In the first six months of 2005 the Lufthansa Group posted a profit from operating activities of €260m. The half-year result in 2004 had amounted to €391m thanks to the sale of the equity interest in Amadeus.

The financial result improved by €124m over twelve months to reach −€185m. The lower negative interest balance of −€146m (−20.7 per cent) contributed to the result as well as the income result from subsidiaries, joint ventures and associates of −€39m, which improved by 70.7 per cent due to the substantially reduced loss at Thomas Cook.

Together, the profit from operating activities and the financial result produce a profit before income tax of €75m (2004: €82m). After deducting income taxes and minority interests, the Group recorded a break-even net result of €0.2m. At the half-way stage in 2004 the Group posted a profit of €39m.

Cash flow and capital expenditure

The cash flow from operating activities in the first six months amounted to €727m. This was 11.5 per cent more than in 2004. Gross capital expenditure totalled €690m (2004: €1.1bn). €324m was invested in purchases of and advance payments on aircraft. In the first two quarters of 2005 two new Airbus A330-300s were put into service. The remainder was spent on other tangible fixed assets and financial investments. A further €285m was transferred to the Lufthansa Pension Trust to finance future payments arising from retirement benefit obligations.

The internal financing ratio came to 105.4 per cent (first-half 2004: 58.5 per cent).

On 30 June 2005 the Group had net debts of €25m as against net assets of €418m at the end of 2004. Lufthansa's gearing including provisions for retirement benefit obligations rose to 98.9 per cent (end-2004: 92.5 per cent).

Major events occurring during the reporting period

On 22 March the agreement on integrating SWISS into the Lufthansa Group was signed after Lufthansa's Supervisory Board and the Administrative Board of SWISS had approved the jointly developed business model. Owing to anti-trust requirements and the need to safeguard traffic rights, the takeover is taking place in several stages. In a first step AirTrust AG was set up. It acquired 84.6 per cent of the SWISS equity from the large shareholders, after which Lufthansa took an 11 per cent stake in AirTrust.

In May a public takeover bid was tendered to the retail shareholders of SWISS (CHF8.96 net per share). On 22 June 2005 AirTrust held 98.6 per cent of the SWISS equity capital. The outstanding shares will be acquired via a squeeze-out in return for a cash consideration. Following the go-ahead given by the European Commission and the US antitrust authority, Lufthansa will raise its shareholding in AirTrust to 49 per cent. The complete takeover will be effected once the negotiations on safeguarding the air traffic rights have been concluded and corresponding agreements have been signed (2006 at the earliest).

The takeover will generate substantial synergies on both the revenue and cost side which will increase progressively and from 2008 will amount annually to some €165m. The price for the full acquisition of SWISS will amount to between around €45m and €300m depending on Lufthansa's share price performance relative to a benchmark index of competitors.

In May Lufthansa issued a jubilee bond to mark its 50th anniversary with a volume of €50m, a term of five years and a coupon of 3.625 per cent p.a. The issue price was 99.701 per cent. The bond is listed on the Frankfurt stock exchange.

The Group is continuing to work flat out on its action plan which is designed to boost the result by €1.2bn up to the end of 2006. Projects and initiatives with a combined cumulative volume of €780m have been earmarked for 2005 of which measures worth €606m are already being implemented.

Major events occurring after the reporting period and outlook

In July 2005 Lufthansa sold its remaining 5.1 per cent shareholding in Amadeus Global Travel Distribution by way of a public takeover bid to WAM Acquisition S.A. for €219m. A book profit of around €180m will accrue to Lufthansa from this transaction and will be recognised in the income statement in the third quarter of 2005. In the context of the transaction Lufthansa acquired an 11.4 per cent participating interest in WAM Acquisition already in June for an investment volume of approximately €100m.

In early July the European Commission and the US antitrust authority approved the takeover of SWISS by Lufthansa. As things stand now SWISS is to be consolidated at equity in the Lufthansa financial statements in the second half of the year.

The global economic upturn is expected to stabilise in the further course of 2005. Global growth is continuing to be fuelled by the economies in the USA and the Far East, especially China. Germany looks set to gradually pull out of its present sluggish phase in the second half of this year as the underlying conditions for a cyclical recovery mostly appear favourable. For example, the German Ifo business climate index improved by 1.7 to 95 points in July. For the time being, however, Germany remains handicapped by weak domestic demand.

Despite improved economic data worldwide, the air traffic industry remains in a difficult situation. Excess capacity is continuing to exert pressure on average yields. Moreover, we anticipate that fuel prices will stay at a high level in the second half of 2005. Lufthansa will seek to largely offset these burdens at the operational level through selective capacity management, the timely implementation of the action plan and the foreseeable improvements in profitability in the other Group segments.

Against this background we are confident that the Group can post a full-year operating result for 2005 of over €400m.

Segment Passenger Business

Lufthansa Passenger Business Group

		January–June **2005**	2004	Change in per cent
Revenue	€m	**5,672**	5,446	4.1
Segment result	€m	**115**	102	12.7
Operating result	€m	**103**	58	77.6
EBITDA*	€m	**443**	282	57.1
Employees as of 30 June		**35,197**	34,724	1.4
Passengers carried	thousand	**24,678**	24,631	0.2
Available seat-kilometres	million	**70,171**	68,227	2.9
Revenue passenger-kilometres	million	**52,142**	50,077	4.0
Passenger load factor	per cent	**74.3**	73.5	0.8 p.

**Before profit transfer from other business segments*

In the first six months of 2005 the Lufthansa Group's passenger airlines again increased their traffic data compared with the prior-year period even though the competitive setting remained difficult in the second quarter. The number of passengers carried totalled 24.7 million, which was 0.2 per cent more than in the same period of 2004. Between January and June Lufthansa expanded its capacity by 2.9 per cent but managed to lift sales by 4.0 per cent, so that the passenger load factor improved by 0.8 percentage points to 74.3 per cent. The Passenger Business segment set up new records: both the passenger volume and the passenger load factor were the highest half-year scores since Lufthansa commenced flight operations 50 years ago.

Whereas Lufthansa registered growth in all intercontinental traffic regions, the fierce competitive environment and the stagnating economic trend in Europe led to small decreases there. The number of passengers transported fell by 1.0 per cent to 19.0 million, but both the sales volume (+0.7 per cent) and the passenger load factor (+0.6 percentage points) were raised on the back of a reduced output (–0.2 per cent). Lufthansa met with a particularly lively demand in Asia/Pacific where 1.9 million travellers – a year-on-year jump of 10.0 per cent – flew with Lufthansa between January and June. The sales volume was likewise up 10.0 per cent on the year. The passenger load factor consequently climbed to 78.8 per cent (+1.2 percentage points). In the Americas Lufthansa raised the passenger volume by 0.8 per cent to 2.9 million and the sales total by 1.7 per cent. The passenger load factor reached 80.2 per cent and likewise surpassed last year's figure (+0.7 percentage points). In the Middle East/Africa region, too, Lufthansa recorded increases, carrying 0.9 million passengers (+4.1 per cent) and selling 4.0 billion revenue passenger-kilometres (+6.4 per cent). As capacity was expanded by 6.8 per cent, however, the passenger load factor dipped slightly compared with the first six months of 2004 to 72.1 per cent (–0.3 percentage points).

The traffic data comprise Deutsche Lufthansa AG, Lufthansa CityLine GmbH, Air Dolomiti as well as the other partner airlines Augsburg Airways, Contact Air and Eurowings associated under the "Lufthansa Regional" co-operation concept.

In the second quarter of 2005 the Passenger Business segment succeeded in halting the downward trend in average yields. They were 1.6 per cent up compared with the second quarter 2004 and as much as 3.0 per cent up after adjusting for cross-currency effects. Yields also showed a slight cumulative

increase over the first two quarters (+0.1 per cent, 1.4 per cent after adjustment for currency effects). Traffic revenue was lifted by 4.2 per cent to €5.3bn. Total revenue grew by 4.1 per cent to €5.7bn. Together with other income, the Lufthansa Passenger Business group generated total segment income of €6.1bn.

The segment's expenses totalled €5.9bn (+3.6 per cent). The record high kerosene prices in the second quarter caused fuel expenses to swell by 44.3 per cent to €0.9bn. Fuel price hedging measures and fuel surcharges neutralised only part of this extra outlay. The Lufthansa Passenger Business group spent €1.1bn on fees and charges, which was 0.1 per cent less than in the first two quarters of last year; air traffic control charges alone fell by 6.5 per cent or €20m. The overall cost of materials went up by 7.9 per cent to €3.3bn.

Staff costs came to €1.1bn, which was 2.1 per cent more than in the first half of 2004. Wages and salaries were 1.1 per cent higher, while transfers to retirement pension provisions grew by 9.7 per cent. On 30 June 2005 the Lufthansa Passenger Business group had 35,197 employees, 1.4 per cent more than a year ago. Depreciation and amortisation expense showed a year-on-year rise of 20.2 per cent at the halfway stage, largely owing to the deployment of new aircraft. By contrast, other operating expenses dropped by 9.2 per cent to €1.2bn. This item includes agency commissions, which shrank by 30.3 per cent thanks to the introduction of the net pricing distribution model.

The segment's capital expenditure totalled €315m – 63.5 per cent less than last year – as Lufthansa took charge of only two Airbus A330s during the reporting period. In the first half of last year nine new aircraft were commissioned.

From January to June 2005 the Lufthansa Passenger Business group lifted its segment result by 12.7 per cent to €115m. At €103m, the operating result was also distinctly better than last year's halfway figure of €58m. For 2005 as a whole the Passenger Business segment does not expect to match last year's operating result owing to the persistently fierce competitive environment and the fuel price trend.

Lufthansa is continuing its expansion in the growth market of Eastern Europe and in August/September 2005 will add further destinations in the Ukraine to its route network.

Following approval from the US antitrust authority and the European Commission, Lufthansa began the task of integrating SWISS in July. Since 20 July the frequent flyer programmes of the two airlines have been working in tandem, and the mutual use of lounges by the respective status customers is likewise possible. The next step is to draw up a joint winter flight schedule. In June the way was also cleared for SWISS to join the Star Alliance when the member airlines gave their assent.

The world's leading airline partnership has made further progress towards extending the scope of paperless travel through harmonising the individual systems. Besides Lufthansa, Air Canada, Austrian, SAS and United, etix® was extended in June to flights with LOT Polish Airlines and the British partner airline bmi. By the end of the year the Star Alliance members Singapore Airlines, Air New Zealand, Spanair, Asiana, Thai Airways and VARIG should be linked up as well.

In March Lufthansa introduced an innovative private jet service to and from Munich as part of its HonCircle concept. The resounding success of this project has prompted Lufthansa to extend the service to Frankfurt. Customers can now fly in private jets to over 1,000 European airports or from there to Lufthansa's two hubs and then to destinations all around the globe.

Segment Logistics

Lufthansa Logistics Group

		January–June 2005	2004	Change in per cent
Revenue	€m	**1,269**	1,157	9.7
Segment result	€m	**35**	–5	–
Operating result	€m	**20**	–3	–
EBITDA	€m	**120**	58	–
Employees as of 30 June		**4,761**	5,068	–6.1
Freight/mail	thousand tonnes	**847**	840	0.9
Available cargo tonne-kilometres	million	**5,914**	5,716	3.5
Revenue cargo tonne-kilometres	million	**3,834**	3,814	0.5
Cargo load factor	per cent	**64.8**	66.7	–1.9 p.

In the first six months of 2005 the Logistics group turned in a far better result than in the first half of 2004, even though the traffic data were only slightly up on the year. Between January and June 2005 Lufthansa Cargo transported 847,000 tonnes of freight and mail (+0.9 per cent) and sold 3.8 billion revenue tonne-kilometres (+0.5 per cent). The capacity expansion by 3.5 per cent largely related to the cargo holds (bellies) of passenger aircraft. As only part of this extra capacity was successfully marketed, the cargo load factor decreased by 1.9 percentage points to 64.8 per cent. In the Americas region 10.6 per cent more freight and mail were transported and in Middle East/Africa 2.5 per cent more. The sales volume grew by 5.3 per cent (Americas) and 6.0 per cent (Middle East/Africa). In the traffic region Asia/Pacific the amount of cargo carried fell by 3.1 per cent and in Europe by 2.6 per cent. The corresponding sales volumes declined by 3.7 per cent (Asia/Pacific) and 0.8 per cent (Europe). Lufthansa Cargo recorded lower load factors than last year in all traffic regions other than Europe (+1.9 percentage points).

Revenue increased by 9.7 per cent to €1.3bn. The traffic revenue contained in that total grew by the same margin of 9.7 per cent to reach €1.2bn. The average yields improved by 6.1 per cent (by 8.9 per cent after adjustment for cross-currency effects). The higher traffic revenue basically resulted from fuel surcharges, the chartering out of some freight capacity to third-party companies such as DHL and Air China and from the volume growth in freight business. Revenue was dented by the exchange rate movements of the euro against the key currencies in air cargo business (the US dollar, Indian rupee and Japanese yen). In the first six months of 2005 the Logistics group generated total segment income of €1.3bn (+11.0 per cent).

Segment expenses went up by 7.4 per cent to €1.3bn. The main cost driver was once again fuel, the outlay on which rose by €41m compared with the first half of last year to €175m. Charter expenses went up during the reporting period by €66m to €438m. This rise was due to the charter agreement with Air Atlanta, additional capacities for the DHL intercontinental joint venture, capacity adjustments for marketing the bellies of the passenger aircraft of Lufthansa and US Airways. Lufthansa Cargo has started to market US Airways' European flights on 17 May. The now concluded fleet rollover to MD-11 freighters pushed up depreciation and amortisation expense by 19.6 per cent to €67m. Staff costs were reduced, however, by 6.4 per cent to €162m. This reflects the impact of the 6.1 per cent cut in the workforce as well as the lower provisions for partial retirement. On 30 June 2005 the Logistics

group employed a total of 4,761 staff. The segment's capital expenditure contracted by 62.3 per cent to €26m. This sum includes final payments of €24m for the conversion of five MD-11 into freighters.

Following last year's loss at the halfway stage (−€5m), the Logistics group posted a positive segment result for the first six months of 2005 of €35m. The operating profit amounted to €20m and was €23m above last year's comparable figure. For 2005 as a whole the Logistics group is confident, despite the handicaps posed by the high oil price and excess capacity on the market, that it can post a substantially better operating result than in 2004.

Lufthansa Cargo is vigorously implementing the "Excellence & Growth" programme launched in 2004. This embraces various projects for profitable growth, revenue expansion and cost improvements.

The integration of SWISS is a priority task in the Logistics segment, too. In the coming months Lufthansa Cargo and SWISS Cargo will develop a joint strategy as well as a harmonised product and service portfolio.

Segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik Group

		January–June 2005	2004	Change in per cent
Revenue	€m	**1,534**	1,483	3.4
Segment result	€m	**148**	102	45.1
Operating result	€m	**138**	96	43.8
EBITDA	€m	**177**	152	16.4
Employees as of 30 June		**17,673**	18,035	−2.0

In the second quarter of 2005 the Lufthansa Technik group continued its positive course of development and participated in the growing demand for maintenance, repair and overhaul (MRO) services. From January to June 216 new contracts were concluded which will generate revenue of €311m in the current year. At present Lufthansa Technik has over 500 clients and is servicing 1,045 aircraft (+6.2 per cent) worldwide.

In the first half of 2005 the Lufthansa Technik group earned revenue of €1.5bn; this was 3.4 per cent more than in the first six months of last year. Revenue with customers outside the Lufthansa Group grew by 4.9 per cent to €852m despite the persistent revenue-dampening effect of the US dollar exchange rate. The share of external revenue in overall revenue increased by 0.8 percentage points to 55.5 per cent. Revenue with companies belonging to the Lufthansa Group rose by 1.6 per cent to €682m. After adding other segment income the Technik group recorded total segment income of €1.6bn (+3.4 per cent).

The segment expenses amounted to €1.5bn (+0.5 per cent). Owing to reporting date effects of valuing foreign currency and receivables and higher building maintenance costs, other operating expenses showed the biggest increase of 19.4 per cent. While the cost of materials rose by 1.0 per cent, staff costs fell by 5.2 per cent due to lower headcount and falling outlays on partial retirement. On 30 June the Lufthansa Technik group had a workforce of 17,673 employees (−2.0 per cent). Staff were shed primarily at Lufthansa Technik AG and Condor Cargo Technik.

Following the adoption of IFRS 3 goodwill is no longer amortised. That caused depreciation and amortisation expense to drop by 27.7 per cent to €34m.

The cost-cutting and efficiency-boosting "Perspectives Technik" project has begun to bear fruit. Of the additional savings and improvements totalling €240m scheduled up to the end of 2006, €42m were already implemented in the first six months of 2005 and a further €53m were identified as potentially achievable in the course of this year.

The MRO segment's capital expenditure totalled €43m (+34.4 per cent). It was mostly allocated to the new maintenance hangar being built for Condor Cargo Technik in Frankfurt and to additional spare engines.

Between January and June 2005 the Technik group posted a segment result of €148m, which was 45.1 per cent higher than at the same stage last year. The operating result of €138m was similarly €42m better than a year ago. For 2005 as a whole Lufthansa Technik anticipates that, by implementing the revenue-raising projects and continuing the productivity-enhancing measures, it will be able to surpass the operating result earned in 2004.

During the period under review Lufthansa Technik signed a preliminary cooperation agreement with Airbus for equipping VIP versions of the Airbus A380. In addition, the company was selected by Bombardier Aerospace as a preferred MRO centre for equipping the Challenger 858, 870 and 890 business jets. This permitted Lufthansa Technik to gain access to this market segment.

In June Lufthansa Technik and Air France Industries set up the 50/50 joint venture Spairliners GmbH based in Hamburg to supply component equipment for the Airbus A380.

Segment Catering*

LSG Sky Chefs Group

		January–June		Change in
		2005	2004	per cent
Revenue	€m	**1,034**	1,215	-14.9
Segment result	€m	**-14**	-134	89.6
Operating result	€m	**-7**	-97	92.8
EBITDA	€m	**-27**	-47	42.6
Employees as of 30 June		**28,408**	30,059	-5.5

**Due to disposal of Chef Solutions in June 2004 comparability of previous year's figures is limited*

In the Catering segment Inflight-Management Solutions GmbH was newly consolidated as of 1 January 2005, whereas seven companies were eliminated from the consolidated accounts. Sky Chefs Barcelona S.A. was merged with LSG Sky Chefs Madrid S.A. to form LSG Sky Chefs España S.A. The accounts for the first six months of 2004 had additionally included the Chef Solutions division that was sold on 8 June 2004 as well as SC International Services Ireland Ltd., which was liquidated in the second quarter (for details see page 21). This hampers year-on-year comparisons.

LSG Sky Chefs has made good headway in its efforts to restructure the group and in the first half of 2005 managed to appreciably reduce the level of losses. From January to June the group generated €1.0bn of revenue (–14.9 per

cent). While revenue was raised in Europe and in Asia/Pacific, that of the LSG Sky Chefs group USA fell by €224m. This mainly reflected the disposal of Chef Solutions, which in the first half of 2004 had contributed €185m to overall revenue. The effects of translating the earnings generated in US$ into the Group's accounting currency, the euro, further reduced revenue. Inclusive of other income, LSG Sky Chefs achieved total segment income amounting to €1.1bn.

Segment expenses went down by the even greater extent of 19.7 per cent. The 11.1 per cent decrease in staff costs was chiefly attributable to the sale of Chef Solutions and cross-currency effects. But it was also partly due to lay-offs in North America, Spain and the United Kingdom. The reduction by 23.3 per cent in the cost of materials was likewise primarily due to the deconsolidation of Chef Solutions, the contraction of output in the USA and cross-currency effects. Depreciation and amortisation expense amounted to €25m – a year-on-year decrease of 72.2 per cent – since IFRS 3 prohibits the scheduled write-down of goodwill. The corresponding position in the half-year results for 2004 had included €51m of goodwill amortisation.

Segment capital expenditure totalled €33m and was mainly invested in constructing a new facility in the UK.

In the first six months of 2005 the LSG Sky Chefs group was able to markedly reduce its loss compared with the prior-year figure. The segment result came to –€14m and represents an improvement of €120m over twelve months. The operating result of –€7m was €90m better than the comparable 2004 figure. This was made possible by operational streamlining, cost reductions in the administration functions as well as the drop-out of Chef Solutions' losses and of the goodwill write-downs. For the full year 2005 the LSG Sky Chefs group expects to earn a positive operating result before restructuring costs. The group's cost-cutting programmes will further increase productivity in the course of the year. Another factor that should help to improve the result is the raising of efficiency through the new regional organisational structure and the streamlining of the administrative units in the context of the restructuring project "Triangle".

Segment Leisure Travel
Thomas Cook AG

		1 November 2004–30 April 2005	1 November 2003–30 April 2004	Change in per cent
Revenue	€m	**2,404**	2,387	0.7
Result from operations (EBITA)	€m	**–217**	–303	28.4
Average number of employees		**22,842**	24,547	–6.9

In the second quarter of the 2004/2005 business year Thomas Cook's commercial situation improved further. In the tour operator business the travel group concentrated during the winter months on products with stronger margins and put profitability before growth. This made it possible to raise the average travel price by 1.8 per cent to €570. The number of holidaymakers in the first half of the business year (1 November 2004 to 30 April 2005) totalled 3.3 million and was 1.0 per cent down on the year. While the number of vaca-

tioners increased in the United Kingdom and in the sales markets West and International, it sank in Germany by 5.2 per cent. The average travel duration eroded further in the first half of 2004/2005 and at 8.2 days was 0.3 day shorter than a year previously.

In the German airline business the repositioning of Condor, among other things, substantially lifted both capacity utilisation and productivity. Thanks to the new price strategy additional passengers were won and seat-only sales almost doubled compared with the first six months of 2003/2004.

From 1 November 2004 to 30 April 2005 Thomas Cook generated €2.4bn of revenue (+0.7 per cent). The expenditure on leisure travel services grew moderately by 0.4 per cent to €1.8bn despite the steep hike in kerosene prices. The gross earnings consequently increased by €11m to €568m. The group's gross earnings margin rose to 23.6 per cent (2003/2004: 23.3 per cent).

Other operating income amounted to €83m and was 10.2 per cent above the prior-year figure. The increase of €8m was principally due to the airlines in Germany (Condor).

The other operating expenses were held below the prior-year level. They were pushed down by 6.1 per cent to €879m. Depreciation and amortisation charges fell further because of the contraction of the Thomas Cook fleet (-€19m). Staff costs were 3.1 per cent down over twelve months. On 30 April the group employed 6.9 per cent fewer staff than in the previous business year on an annualised average.

Thanks to the effective cost-curbing measures the Thomas Cook group managed to markedly improve the result in the first half of the 2004/2005 business year. The seasonally induced negative result (EBITA) of -€217m is €84m or 28.0 per cent better than a year ago. The at-equity segment result comes to -€77m (2003/2004: -€149m).

During the period under review the Thomas Cook group invested €17m (2003/2004: €32m). The cash flow from operating activities improved by €42m to €81m. The group's net indebtedness was cut by 44.0 per cent compared with 30 April 2004 to €512m.

For the full business year the leisure travel group anticipates that Thomas Cook will outperform the expected market growth of between two and four per cent. At the start of June 5.2 per cent more holidaymakers than in the previous year had booked a travel product with the Thomas Cook group. Based on the current booking position, Thomas Cook AG expects a buoyant course of business in the summer and at the end of the business year hopes to post a profit after taxes for the first time in four years. The commercial restructuring phase initiated at the start of 2004 will therefore be successfully concluded after two years.

Segment IT Services

Lufthansa Systems Group

		January–June 2005	2004	Change in per cent
Revenue	€m	**300**	303	– 1.0
Segment result	€m	**24**	22	9.1
Operating result	€m	**24**	21	14.3
EBITDA	€m	**39**	35	11.4
Employees as of 30 June		**3,235**	3,164	2.2

In the first half of 2005 the Lufthansa Systems group maintained the good performance it has shown over the past few years. While revenue with clients outside the Lufthansa Group was increased by 4.4 per cent, overall revenue, at €300m, was 1.0 per cent lower than last year. The Systems group generated total segment income of €309m.

Segment expenses were lowered by 3.1 per cent to €285m. The cost of materials was cut sharply by 42.3 per cent to €15m with the discontinuation of parallel operations following the successful implementation of the IT platform Campus XP. Staff costs, by contrast, were 5.6 per cent up on the year. This was due to group-wide pay increases and the higher headcount. On 30 June 2005 the Lufthansa Systems group had 3,235 employees (+2.2 per cent).

The expansion of computing capacity pushed up the group's capital expenditure by 10.0 per cent to €22m. This also caused depreciation expense to expand by 15.4 per cent to €15m.

In the first six months of 2005 the Lufthansa Systems group posted a segment profit of €24m, a year-on-year rise of €2m. The operating result climbed by 14.3 per cent and likewise equalled €24m. For 2005 as a whole the group expects an operating result on a par with last year.

The IT Services segment will increasingly produce services at cheaper locations outside Germany so as to further reduce the IT unit costs. In addition, Lufthansa Systems will continue to modernise the integrated system solution MultiHost with the project FACE (Future Airline Core Environment). FACE will lower airlines' distribution costs. The first clients to sign up are the Indonesian airline Garuda and the British carrier bmi.

Service and Financial Companies

		January–June 2005	2004	Change in per cent
Other segment income	€m	**191**	484	-60.5
Segment result	€m	**55**	348	-84.2
Employees as of 30 June		**1,099**	1,127	-2.5

The consolidated group of Service and Financial Companies comprises Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH (LFT) and some financial companies. The income from training services (LFT) and the credit card commissions (AirPlus) as well as the income from fixed investments and the proceeds from asset disposals are contained under other segment income. The corresponding outlays are booked under other segment expenses.

In the first six months of 2005 the business segment posted a segment result of €55m. Lufthansa AirPlus earned €7m of this and Lufthansa Flight Training €9m. Contributions to the result also came from income from fixed investments and proceeds from money market funds. In the first two quarters of 2004 the disposal of the equity stake in Amadeus, which yielded a book profit of €292m, had boosted the segment profit to €348m. For 2005 as a whole a much smaller result is expected than last year, despite the book profits from the sale of the remaining shareholding in Amadeus, which will be recognised in the income statement in the third quarter. Lufthansa AirPlus anticipates that it will be able to exceed its 2004 profit figure.

Disclaimer in respect of forward-looking statements

Information published in this interim report with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect", "forecast", "intend", "project", "plan", "estimate" or "intend". These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Consolidated Income Statement

	January–June 2005 €m	January–June 2004 €m	**April–June 2005 €m**	April–June 2004 €m
Traffic revenue	6,531	6,210	3,552	3,324
Other revenue	1,920	2,044	996	1,036
Revenue	**8,451**	**8,254**	**4,548**	**4,360**
Changes in inventories and work performed by the enterprise and capitalised	52	15	4	10
Other operating income	555	804	270	216
Cost of materials	-4,138	-3,905	-2,213	-2,007
Staff costs	-2,327	-2,394	-1,163	-1,223
Depreciation and amortisation	-542	-529	-261	-267
Other operating expenses	-1,791	-1,854	-896	-917
Profit/loss from operating activities	**260**	**391**	**289**	**172**
Income from investments accounted for using the equity method	-65	-155	-12	-64
Other income from subsidiaries, joint ventures and associates	26	22	15	15
Net interest	-146	-183	-77	-99
Other financial items	0*	7	-8	15
Financial result	**-185**	**-309**	**-82**	**-133**
Profit/loss before income taxes	**75**	**82**	**207**	**39**
Income taxes	-74	-42	-89	-61
Profit/loss after income taxes	**1**	**40**	**118**	**-22**
Minority interests	-1	-1	-2	-1
Group result	**0***	**39**	**116**	**-23**
Basic earnings/loss per share* in €**	**0.00****	**€ 0.10**	**€ 0.25**	**€ - 0.06**
Diluted earnings/loss per share* in €**	**0.00****	**€ 0.09**	**-**	**€ - 0.05**

*rounded below €1m

**below €0.01

***The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review, based on the increased number of shares following the capital increase. The comparative figures have been adjusted accordingly. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.

Consolidated Balance Sheet as of 30 June 2005

Assets	30 June 2005 €m	31 December 2004 €m	30 June 2004 €m
Goodwill	712	667	754
Other intangible assets	138	152	144
Aircraft and spare engines	7,166	7,317	7,272
Investment property	18	18	19
Other tangible assets	1,413	1,356	1,367
Investments accounted for using the equity method	528	592	527
Other financial assets	642	635	692
Repairable aircraft spare parts	462	460	431
Receivables and other assets	213	180	104
Deferred income taxes	187	166	200
Non-current assets	**11,479**	**11,543**	**11,510**
Inventories	391	376	390
Trade receivables	2,297	1,648	1,928
Other receivables and other assets	1,013	715	957
Securities	1,053	952	818
Cash and cash equivalents	2,643	2,836	2,966
Assets held for sale	235	–	–
Current assets	**7,632**	**6,527**	**7,059**
Total assets	**19,111**	**18,070**	**18,569**

Shareholders' equity and liability	30 June 2005 €m	31 December 2004 €m	30 June 2004 €m
Capital stock	1,172	1,172	1,172
Reserves from share premiums	1,366	1,366	1,366
Fair value reserves	243	50	83
Retained earnings	1,269	982	963
Group result	0*	404	39
Equity attributable to shareholders of Deutsche Lufthansa AG	**4,050**	**3,974**	**3,623**
Minority interests	37	40	47
Shareholders' equity	**4,087**	**4,014**	**3,670**
Retirement benefit obligations	4,018	4,132	4,530
Other provisions	433	432	409
Long-term financial liabilities	2,555	3,085	3,181
Other liabilities	392	538	459
Deferred income tax liabilities	458	285	232
Long-term liabilities	**7,856**	**8,472**	**8,811**
Other provisions	3,855	3,056	3,667
Short-term financial liabilities	1,020	221	372
Trade payables	781	1,006	717
Other liabilities	1,480	1,238	1,185
Income tax liabilities	32	63	147
Provisions and liabilities from assets held for sale	–	–	–
Short-term liabilities	**7,168**	**5,584**	**6,088**
Total shareholders' equity and liabilities	**19,111**	**18,070**	**18,569**

**rounded below €1m*

Consolidated Statement of Changes in Shareholders' Equity

	Capital stock	Reserves from share premiums	Fair value reserves hedging instruments	Fair value reserves other financial assets	Fair value reserves other financial assets	Currency translation differ-ences
	€m	€m	€m	€m	€m	€m
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**
Transfers	–	–	–	–	–	-984
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	12	–
Changes in fair value	–	–	81	120	–	–
Transfers to acquisition cost	–	–	29	–	–	–
Transfers to the income statement	–	–	-64	-1	–	–
Other neutral changes	195	557	–	–	–	2
Balance on 30 June 2004	**1,172**	**1,366**	**-41**	**124**	**-108**	**1,071**
Balance on 31 December 2004	**1,172**	**1,366**	**-150**	**200**	**-107**	**1,089**
Transfers	–	–	–	–	–	267
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	8	–
Changes in fair value	–	–	266	-3	–	–
Transfers to acquisition cost	–	–	24	–	–	–
Transfers to the income statement	–	–	-93	-1	–	–
Other neutral changes	–	–	–	–	–	12
Balance on 30 June 2005	**1,172**	**1,366**	**47**	**196**	**-99**	**1,368**

rounded below €1m

Group result	Equity attributable to shareholders of Deutsche Lufthansa AG	Minority interests	Share-holders' equity
€m	€m	€m	€m
-984	**2,653**	**43**	**2,696**
984	–	–	–
–	–	–	–
39	39	1	40
–	12	–	12
–	201	–	201
–	29	–	29
–	-65	–	-65
–	754	3	757
39	**3,623**	**47**	**3,670**
404	**3,974**	**40**	**4,014**
-267	–	–	–
-137	-137	–	-137
–	–	1	1
–	8	–	8
–	263	–	263
–	24	–	24
–	-94	–	-94
–	12	-4	8
0*	**4,050**	**37**	**4,087**

Currency translation differences are disclosed under retained earnings in the balance sheet. The neutral changes in the issued capital and in the capital reserve result from the capital increase amounting to €752m. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity. The fair value reserves other financial assets in 2005 include €180m of non-current financial assets held for sale.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–June 2005 €m	January–June 2004 €m
Cash and cash equivalents on 1 January	**2,836**	**2,001**
Profit/loss before income taxes	75	82
Depreciation of fixed assets (net of reversals)	536	533
Depreciation of repairable aircraft spare parts	18	12
Result from fixed asset disposal	–15	–318
Result from investments accounted for using the equity method	65	149
Net interest	146	183
Income taxes paid	–40	–3
Changes in inventories	–15	30
Changes in receivables, other assets and prepaid expenses	–824	–533
Changes in provisions and accruals	1 078	894
Changes in liabilities (without borrowings)	–224	–259
Other	–73	–118
Cash flow from operating activities	**727**	**652**
Purchase of tangible assets and intangible assets	–454	–994
Purchase of financial assets	–234	–20
Additions to repairable aircraft spare parts	–21	–39
Proceeds from sale of non-consolidated equity investments	17	402
Proceeds from sale of consolidated equity investments**	0*	–
Acquisition of non-consolidated equity investments	–2	–99
Acquisition of consolidated equity investments**	–	0*
Proceeds from disposals of intangible assets, tangible assets and other financial assets	58	171
Interest received	131	62
Dividends received	39	32
Net cash used in investing activities	**–466**	**–485**
Securities/fixed-term deposits	–385	–98
Net cash used in investing activities and cash investments	**–851**	**–583**
Net accrual from capital increase	–	740
Long-term borrowings	281	433
Repayments of long-term borrowings	–131	–189
Other borrowings	83	35
Dividends paid	–137	–
Interest paid	–166	–124
Net cash used in financing activities	**–70**	**895**
Net increase/decrease in cash and cash equivalents	**–194**	**964**
Effects of exchange rate changes	1	1
Cash and cash equivalents on 30 June	**2,643**	**2,966**
Securities	1,053	818
Term deposits	–	–
Total liquid funds	**3,696**	**3,784**
Net increase/decrease in total liquid funds	975	1,063

**rounded below €1m*

***In 2005 no cash holdings were acquired (2004: less than €1m), cash holdings of less than €1m were disposed of (2004: none)*

Note to the Consolidated Cash Flow Statement see page 19

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies

Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. Inflight-Management Solutions GmbH was newly consolidated as from 1 January 2005. Caterair Inflight Services of V.I., Inc. and Caterair International Japan Limited no longer figure in the consolidated accounts following their liquidation. With effect from 1 April, 75 per cent of LSG Hygiene Institute GmbH was sold; since then the company has been valued as a subsidiary. The companies Caterair Portugal – Assistencia A Bordo Lda., Cocina del Aire de Provincia S.A. de C.V., Marriott Export Services C.A. and Marriott International Trade Services C.A. were dropped from the consolidated financial statements as they no longer engage in business activities. Sky Chefs Barcelona S.A. was merged with Sky Chefs Madrid S.A. to form LSG Sky Chefs España S.A.

Compared with the position at 30 June 2004 the consolidated Group was additionally expanded by the inclusion of GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 7 OHG, Lufthansa Malta Holding Ltd. and Lufthansa Malta Aircraft-Leasing Ltd, which were only founded in December 2004. On the other hand, the figures for the first two quarters of 2004 had still partly included the companies belonging to the Chef Solutions division which were sold in June 2004 as well as SC International Services Ireland Ltd., which was liquidated in the second quarter of 2004.

Application of the new IFRS standards

This Interim Report incorporates the IFRS standards applicable from 1 January 2005. The most relevant new accounting rule for Lufthansa is IAS 1, which requires that balance sheet items are broken down by maturity. "Other taxes" are now allocated to other operating expenses. To facilitate comparability, all 2004 figures and key data have been adjusted accordingly. Further changes arise from the application of IFRS 3, which prohibits the scheduled amortisation of goodwill after 31 December 2004. Pursuant to IAS 16 major overhaul events are now capitalised and depreciated over the subsequent periods.

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**30 June 2005** €m	31 December 2004 €m
from guarantees, bills and cheque charges	665	628
from warranty agreements	987	899
from collateralisation of third-party liabilities	3	3

Various provisions with a total potential effect on the financial result of €335m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2004 was €340m.

Of the contingent asset specified in the full-year consolidated financial statements for 2004 in connection with the sale of an equity interest amounting to €14m, a further €3m was realised in the first half of 2005. It is anticipated that another €10m will be received in the coming years.

€5m accrued in the first two quarters of 2005 from an aircraft sale contracted at the end of 2004. This resulted in book profits of €2m. A sales agreement for two more aircraft was concluded in the second quarter of 2005. This will produce an additional €3m in income up to the end of 2005 and generate a book profit of €1m.

The disposal of the equity interest in Amadeus Global Travel Distribution will yield liquid funds of €219m for the Group in July 2005. The book profit from this transaction will amount to €180m.

The contingent asset described in the full year's consolidated financial statements for 2004 resulting from a D & O insurance policy in connection with a claim for damages in Scandinavia continues to exist in the amount of €127.5m.

At the end of June 2005 procurement obligations of €3.2bn existed concerning investments in tangible and intangible fixed assets (at 31 December 2004 these obligations had amounted to €3.0bn).

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by €25m with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

In line with the decision of Annual General Meeting held on 25 May 2005, the distributable profit amounting to €137m shown in the parent company's full-year financial statements for 2004 was duly paid out to the shareholders. The dividend for the 2004 financial year amounted to €0.30 per share.

Management

At its meeting on 22 March 2005 Lufthansa's Supervisory Board confirmed Wolfgang Mayrhuber in his post as Chairman of the Executive Board of Deutsche Lufthansa AG and extended his contract, which was due to expire on 31 December 2005, by five years until 31 December 2010.

Asset and financial position in the first two quarters of 2005

The use of the IFRS applicable from 1 January 2005 has necessitated a new balance sheet presentation according to the maturity of assets and liabilities. The figures for the first two quarters of 2004 and at the end of 2004 have been adjusted accordingly.

The changes in the group of consolidated companies compared with the end of 2004 and the second quarter of 2004 do not materially impair the comparability of the asset and financial position.

The Group's asset total at the end of the second quarter of 2005 amounted to €19.1bn, which was 5.8 per cent or €1.0bn more than the figure at end-2004. The growth was due exclusively to short-term assets, which surged by €1.1bn to €7.6bn. Besides a rise in the normal trade receivables there was also a sharp increase in the market values of the financial derivatives which were definable as short-term. Another cause of the growth in short-term assets was the reclassification required by IFRS 5 of formerly long-term investments that are now available for sale as short-term assets. This chiefly concerns the equity stake in Amadeus Global Travel Distribution sold in July 2005 and aircraft earmarked for sale (with a total value of €0.2bn). The stock of long-term assets contracted by €0.1bn, mainly as a result of the reclassification of assets available for sale. The ratio of long-term assets to total assets consequently fell from 63.9 per cent at the end of 2004 to 60.1 per cent.

Assets held for sale	January–June 2005 €m
Assets	
Aircraft and spare engines	13
Financial assets	219
Other assets	3
Equity/Liabilities from assets held for sale	
Equity	180
Liabilities	–

On the liabilities side, minority interests count as part of shareholders' equity as from the start of the 2005 financial year. The equity total increased vis-à-vis the end of 2004 by €73m to €4.1bn. The rise is due mainly to the positive change in the market values of hedges, which are assigned directly to the shareholders' equity after taking account of deferred taxes and which outweighed the dividend payout of €137m. Owing to the marked growth of the equity and liabilities total, the equity ratio decreased by a further 0.8 percentage point and now stands at 21.4 per cent.

With an interim result before income tax of €75m, a cash flow from operating activities of €727m was generated. While in the first two quarters of 2004 the result before income tax had amounted to €82m, this had been boosted by the book profit from the disposal of a 13 per cent stake in Amadeus Global worth €292m. In the first two quarters of 2004 the total cash flow from operating activities had amounted to €652m. €851m was required for investing activities in the first two quarters of 2005, including the acquisition of securities/ fixed-term deposits (2004: €583m), 85 per cent of which was funded out of the cash flow from operating activities. Of the gross capital expenditure, €324m was invested in purchases of and advance payments on aircraft. In the first six months of the current year two new Airbus A330-300s were delivered. A further €285m was transferred to the Lufthansa Pension Trust to finance future payments arising from retirement benefit obligations.

€70m was required on balance for financing activities, i.e. borrowings in connection with the conclusion of finance leasing agreements, scheduled redemptions as well as interest and dividend payments, with the result that the liquid funds decreased by €194m altogether.

At the end of the second quarter of 2005 the Group had net debts of €25m compared with net assets of €418m at the end of 2004. Lufthansa's gearing, including its retirement benefit obligations, rose to 98.9 per cent (end-2004: 92.5 per cent).

Segment Reporting Lufthansa Group January–June 2005

Business segment information January–June 2005 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering**[1] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	5,432	1,263	852	786	–	118	–	8,451
– of which traffic revenue	5,323	1,208	–	–	–	–	–	6,531
Inter-segment revenue	240	6	682	248	–	182	–	1,358
Total revenue	5,672	1,269	1,534	1,034	–	300	–	9,809
Other segment income	384	78	65	86	–77	9	191	736
– of which from investments accounted for using the equity method	–5	7	7	4	–77	–	0*	–64
Cost of materials	3,263	860	723	439	–	15	12	5,312
Staff costs	1,097	162	460	463	–	114	34	2,330
Amortisation and depreciation	387	67	34	25	–	15	11	539
– of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	1,194	223	234	207	–	141	79	2,078
Segment results	**115**	**35**	**148**	**–14**	**–77**	**24**	**55**	**286**
– of which from investments accounted for using the equity method	–5	7	7	4	–77	–	0*	–64
Segment assets	8,285	1,325	2,179	1,357	186	208	3,049	16,589
– of which from investments accounted for using the equity method	176	5	89	72	186	–	3	531
Segment liabilities	6,904	710	1,603	774	–	224	1,681	11,896
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	315	26	43	33	–	22	146	585
– of which from investments accounted for using the equity method	–	–	0*	–	–	–	–	–
Other significant non-cash items	90	7	17	8	–	4	1	127
Average number of employees	35,045	4,810	17,713	28,298	–	3,224	1,104	90,194

**rounded below €1m*
[1]Due to disposal of Chef Solutions on 8 June 2004 comparability of previous year's figures is limited

Business segment information January–June 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Com-panies**	Segment total
External revenue	5,213	1,149	812	967	–	113	–	8,254
– of which traffic revenue	5,109	1,101	–	–	–	–	–	6,210
Inter-segment revenue	233	8	671	248	–	190	–	1,350
Total revenue	5,446	1,157	1,483	1,215	–	303	–	9,604
Other segment income	392	60	63	64	–149	13	484	927
– of which from investments accounted for using the equity method	–8	5	1	4	–149	–	–8	–155
Cost of materials	3,025	766	716	572	–	26	9	5,114
Staff costs	1,074	173	485	521	–	108	35	2,396
Amortisation and depreciation	322	56	47	90	–	13	9	537
– of which impairments	0*	1	–	–	–	–	–	1
Other operating expenses	1,315	227	196	230	–	147	83	2,198
Segment results	**102**	**–5**	**102**	**–134**	**–149**	**22**	**348**	**286**
– of which from investments accounted for using the equity method	–8	5	1	4	–149	–	–8	–155
Segment assets	8,609	1,381	1,992	1,404	193	207	2,421	16,137
– of which from investments accounted for using the equity method	175	5	80	67	193	–	7	527
Segment liabilities	7,021	634	1,328	786	–	241	1,338	11,348
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	863	69	32	19	–	20	103	1,106
– of which from investments accounted for using the equity method	53	–	0*	2	–	–	4	59
Other significant non-cash items	–13	1	–1	6	–	0*	1	–6
Average number of employees	34,580	5,078	18,077	30,800	–	3,164	1,148	92,847

**rounded below €1m*

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–June **2005**	2004	Reconciliation January–June **2005**	2004	Group January–June **2005**	2004
External revenue	8,451	8,254	–	–	8,451	8,254
– of which traffic revenue	6,531	6,210	–	–	6,531	6,210
Inter-segment revenue	1,358	1,350	-1,358	-1,350	–	–
Total revenue	9,809	9,604	-1,358	-1,350	8,451	8,254
Other segment income	736	927	-129	-108	607	819
– of which from investments accounted for using the equity method	-64	-155	64	155	–	–
Cost of materials	5,312	5,114	-1,174	-1,209	4,138	3,905
Staff costs	2,330	2,396	-3	-2	2,327	2,394
Amortisation and depreciation	539	537	3	-8	542	529
– of which impairments	–	1	–	–	–	1
Other operating expenses	2,078	2,198	-287	-344	1,791	1,854
Result	**286**	**286**	**-26**	**105**	**260**	**391**
– of which from investments accounted for using the equity method	-64	-155	64	155	–	–
Assets	16,589	16,137	2,522	2,432	19,111	18,569
– of which from investments accounted for using the equity method	531	527	–	–	531	527
Liabilities	11,896	11,348	3,128	3,551	15,024	14,899
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–June 2005 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	4,513	787	132	882	87	130	–	6,531
Other operating revenue	960	429	56	319	109	47	0*	1,920
Total revenue	5,473	1,216	188	1,201	196	177	0*	8,451

**rounded below €1m*
[1]traffic revenue is allocated by original place of sale

Geographical segment information January–June 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	4,376	695	126	814	79	120	–	6,210
Other operating revenue	922	666	47	286	86	37	0*	2,044
Total revenue	5,298	1,361	173	1,100	165	157	0*	8,254

**rounded below €1m*
[1]traffic revenue is allocated by original place of sale

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines (LH), Lufthansa CityLine (CLH), Lufthansa Cargo (LCAG) and Air Dolomiti (EN) as of 30 June 2005

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator LH	CLH	LCAG	EN
Airbus A300	14	–	14	–	–	–
Airbus A310	6	–	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	1	26	–	–	–
Airbus A330	10	2	10	–	–	–
Airbus A340	40	2	40	–	–	–
Boeing 737	63	2	63	–	–	–
Boeing 747	32	2	32	–	–	–
MD-11F	19	–	–	–	19	–
Canadair Regional Jet*	72	14	6	63	–	3
ATR	16	13	–	–	–	16
AVRO RJ85	18	13	–	18	–	–
BAE 146	2	2	–	–	–	2
Total	**374**	**51**	**253**	**81**	**19**	**21**

Leasing rate Lufthansa Group: 14 per cent

**6 Canadair Jets owned by Lufthansa are currently leased to Eurowings*

On 1 April 1955 – fifty years ago – Lufthansa took off in the tradition of the original Lufthansa, retaining the reputed name and the brand identity of the liquidated airline.
The logo back then was given a contemporary look, with a parabolic curve and capital letters, as shown on the cover of our Interim Report.

Financial Data 2005/2006

2005

10 November	Press Conference and Analysts' Conference on Interim Report January–September 2005

2006

23 March	Press Conference and Analysts' Conference on 2005 result
11 May	Release of Interim Report January–March 2006
17 May	Annual General Meeting Cologne
27 July	Release of Interim Report January–June 2006
26 October	Press Conference and Analysts' Conference on Interim Report January–September 2006

The 2nd Interim Report 2005 is a translation of the original German Lufthansa 2. Zwischenbericht Januar–Juni 2005. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-24 44 or
+49 69 696-9 43 56
Fax: +49 221 826-22 86 or
+49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Basis
60546 Frankfurt/Main
Tel.: +49 69 696-2 86 89
+49 69 696-64 70
+49 69 696-9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/05

Lufthansa

Analysts´ Call H1 2005

Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG

Frankfurt, August 10th, 2005

Key figures of the Lufthansa Group

	H1 2005	Change vs. H1 2004
• Revenue	8,451 m€	+ 2.4 %
• Operating result	253 m€	+ 220 m€
• Group result	0 m€	- 39 m€
• Capex	690 m€	- 38.1 %
• Cash Flow	727 m€	+ 11.5 %
		Change vs. Dec. 31, 2004
• Net indebtedness	25 m€	- 443 m€
• Gearing (incl. Pensions)	98.9 %	+ 6.4 %P.
• Equity Ratio	21.4 %	- 0.8 %P.

Group revenues by business segments

H1 2005 vs. H1 2004



IT Services (1.4%) 118 m€ (+ 4.4 %)
Catering (9.3 %) 786 m€ (- 18.7 %)
MRO (10.1%) 852 m€ (+ 4.9 %)
Lufthansa Passenger Airlines (64.3 %) 5,432 m€ (+ 4.2 %)
Passenger Airlines
Logistics (14.9 %) 1,263 m€ (+ 9.9 %)

Traffic figures
H1 2005 vs. H1 2004

Passengers	+ 0.2 %
Passenger load-factor	+ 0.8 %P.
Yield per RPK	+ 0.1 %
Cargo / mail (in tonnes)	+ 0.9 %
Cargo load-factor	- 1.9 %P.
Yield per FTKT	+ 6.1 %

Parameters of Group traffic revenue development
H1 2005 vs. H1 2004

in m€



6,210
Traffic Revenue H1 2004
+ 249
Volume
- 97
Currency
+ 169
Price
6,531
Traffic Revenue H1 2005

Passenger traffic revenues and yields

H1 2005 vs. H1 2004

by traffic region (in per cent)



10
8
6
4
2
0
-2
-4
Traffic revenues
Yields
+ 0.7 / - 0.1
+ 8.6 / + 6.5
+ 7.5 / - 2.2
+ 7.7 / + 1.2
+ 4.2 / + 0.1
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Yield development Passenger Airlines (in RPK)
Q3 2004 – Q2 2005



Change in per cent
10
5
0
-5
-10
-15
Q3 2004
Q4 2004
Q1 2005
Q2 2005
-4.8
-8.7
-0.6
0.4
-4.2
-5.3
3.9
8.4
-4.7
-13.4
-3.1
-1.4
-9.2
-6.1
1.1
1.2
-5.1
-9.3
-1.7
1.6
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Development of expenses
H1 2005 vs. H1 2004

	in m€
Cost of material	4,138
Staff costs	2,327
Depreciation + amortisation	542
Other operating expenses	1,791
Total	8,798



Change in per cent
+ 10.0
+ 6.0
- 1.3
- 2.8
+ 4.0
+ 2.5
- 2.2
- 3.4
+ 3.8
+ 1.3
-10
0
10
Group as H1 2005
Group as H1 2004

Operating results per segment
H1 2005 vs. H1 2004



in m€
Passenger Airlines
Logistics
MRO
Catering
IT Services
103
58
20
-3
138
96
-7
-97
24
21
-100
-50
0
50
100
150
H1 2004
H1 2005

Operating result
H1 2005 vs. H1 2004

in m€	H1 2005	H1 2004
Profit from operating activities	**260**	**391**
- Net book gains from disposal of assets	**- 16**	**- 351**
thereof Amadeus GTD	-	-292
thereof aircraft disposals	- 5	-23
others	- 11	- 36
+/- Impairment	**0**	**1**
+/- Others	**+ 9**	**- 8**
Operating result	**+ 253**	**+ 33**

Financial result
H1 2005 vs. H1 2004

in m€	H1 2005	H1 2004	change in per cent
Income from subsidiaries and associated companies	- 39	- 133	+ 70.7 %
Balance of net interest	- 146	- 183	+ 20.2 %
Others	0	+ 7	
Financial result	- 185	- 309	+ 40.1 %
Group result	0	+ 39	

Cash flow from operating activities
H1 2005 vs. H1 2004

in m€	H1 2005	H1 2004	change
Profit before income taxes	75	82	- 7
Depreciation + amortisation	+ 554	+ 545	+ 9
Income taxes	- 40	- 3	- 37
Result from fixed asset disposal	- 15	- 318	+ 303
Others	+ 153	+ 346	- 193
Cash flows from operating activities	727	652	+ 75
Capex	690	1,114	- 424

Fuel hedge scenario Lufthansa Group for 2005

Status: August 2005



average fuel price Lufthansa Group in USD/bbl
80
70
60
50
40
30
20
27
31
35
39
43
47
51
55
59
63
67
71
USD/bbl
marketline
LH-Price



Average Hedging Position
in %
100
80
60
40
20
0
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Action Plan

Cost reductions of 780 m€ planned for 2004/2005, thereof 606 m€ already implemented until June 30th, 2005

2004/2005: 780 m€ → **2006: 420 m€** → **1.2 bn€ sustainable cost reduction**

Internal providers
- Lufthansa Technik: Optimisation of maintenance
- LSG Sky Chefs: Product optimisation for short haul, procurement optimisation
- Lufthansa Systems: New IT-working place model
- Insurance: price reduction on aircraft insurances



213 m€
104%
External Providers 205 m€
190 m€
82%
Internal providers 230 m€
Production framework/ processes 170 m€
Staff 175 m€
99 m€
56%
104 m€
61%

External providers
- Net-price model in Germany
- New price model in Europe
- Upgrading direct marketing
- Initiative Air Traffic for Germany

Production framework / processes
- Lufthansa Regional
- Higher aircraft utilisation (Ping-pong-traffic)
- Improved ground processes at Frankfurt airport

Staff
- Cockpit: productivity increase
- Cabin: Minimum crew complement
- Ground: process optimisation of check-in
- CityLine: New labour agreement

Outlook*

Operating result in m€


1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
383
1997
1998
1999
2000
2001
2002
2003
2004
2005

*as of 10 August 2005

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

Key figures of the Lufthansa Group

	H1 2005	Change vs. H1 2004
• Revenue	8,451 m€	+ 2.4 %
• Operating result	253 m€	+ 220 m€
• Group result	0 m€	- 39 m€
• Capex	690 m€	- 38.1 %
• Cash Flow	727 m€	+ 11.5 %
		Change vs. Dec. 31, 2004
• Net indebtedness	25 m€	- 443 m€
• Gearing (incl. Pensions)	98.9 %	+ 6.4 %P.
• Equity Ratio	21.4 %	- 0.8 %P.

Group revenues by business segments
H1 2005 vs. H1 2004


IT Services (1.4%)
118 m€
(+ 4.4 %)
Catering (9.3 %)
786 m€
(- 18.7 %)
Lufthansa Passenger Airlines (64.3 %)
5,432 m€
(+ 4.2 %)
MRO (10.1%)
852 m€
(+ 4.9 %)
Passenger Airlines
Logistics (14.9 %)
1,263 m€
(+ 9.9 %)

Traffic figures
H1 2005 vs. H1 2004

Passengers	+ 0.2 %
Passenger load-factor	+ 0.8 %P.
Yield per RPK	+ 0.1 %
Cargo / mail (in tonnes)	+ 0.9 %
Cargo load-factor	- 1.9 %P.
Yield per FTKT	+ 6.1 %

Parameters of Group traffic revenue development
H1 2005 vs. H1 2004

in m€


6,210
Traffic Revenue H1 2004
+ 249
Volume
- 97
Currency
+ 169
Price
6,531
Traffic Revenue H1 2005

Total operating income Lufthansa Group
H1 2005 vs. H1 2004


in m€
10000
5000
0
9,073
- 0.2 %
9,058
819
- 25.9 %
607
2,044
- 6.1 %
1,920
6,210
+ 5.2 %
6,531
H1 2004
H1 2005
other operating income*
other revenues
Traffic revenues

* other operating income incl. changes in inventories and work performed by the enterprise and capitalised

Passenger traffic revenues and yields
H1 2005 vs. H1 2004

by traffic region (in per cent)


Traffic revenues
Yields
10
8
6
4
2
0
-2
-4
+ 0.7 / - 0.1
+ 8.6 / + 6.5
+ 7.5 / - 2.2
+ 7.7 / + 1.2
+ 4.2 / + 0.1
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Yield development Passenger Airlines (in RPK)
Q3 2004 – Q2 2005

Change in per cent



10
5
0
-5
-10
-15
Q3 2004
Q4 2004
Q1 2005
Q2 2005
-4.8
-8.7
-0.6
0.4
-4.2
-5.3
3.9
8.4
-4.7
-13.4
-3.1
-1.4
-9.2
-6.1
1.1
1.2
-5.1
-9.3
-1.7
1.6
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Development of expenses
H1 2005 vs. H1 2004

	in m€
Cost of material	4,138
Staff costs	2,327
Depreciation + amortisation	542
Other operating expenses	1,791
Total	8,798

Change in per cent


+ 10.0
+ 6.0
- 1.3
- 2.8
+ 4.0
+ 2.5
- 2.2
- 3.4
+ 3.8
+ 1.3
-10
0
10
Group as H1 2005
Group as H1 2004

Operating results per segment
H1 2005 vs. H1 2004


in m€
Passenger Airlines
Logistics
MRO
Catering
IT Services
103
58
20
-3
138
96
-7
-97
24
21
-100
-50
0
50
100
150
H1 2004
H1 2005

Operating result
H1 2005 vs. H1 2004

in m€	H1 2005	H1 2004
Profit from operating activities	**260**	**391**
- Net book gains from disposal of assets	**- 16**	**- 351**
thereof Amadeus GTD	-	-292
thereof aircraft disposals	- 5	-23
others	- 11	- 36
+/- Impairment	**0**	**1**
+/- Others	**+ 9**	**- 8**
Operating result	**+ 253**	**+ 33**

Financial result
H1 2005 vs. H1 2004

in m€	H1 2005	H1 2004	change in per cent
Income from subsidiaries and associated companies	- 39	- 133	+ 70.7 %
Balance of net interest	- 146	- 183	+ 20.2 %
Others	0	+ 7	
Financial result	- 185	- 309	+ 40.1 %
Group result	0	+ 39	

Cash flow from operating activities
H1 2005 vs. H1 2004

in m€	H1 2005	H1 2004	change
Profit before income taxes	75	82	- 7
Depreciation + amortisation	+ 554	+ 545	+ 9
Income taxes	- 40	- 3	- 37
Result from fixed asset disposal	- 15	- 318	+ 303
Others	+ 153	+ 346	- 193
Cash flows from operating activities	**727**	**652**	**+ 75**
Capex	**690**	**1,114**	**- 424**

Fuel hedge scenario Lufthansa Group for 2005

Status: August 2005


average fuel price Lufthansa Group in USD/bbl
80
70
60
50
40
30
20
27
31
35
39
43
47
51
55
59
63
67
71
USD/bbl
marketline
LH-Price


Average Hedging Position
in %
100
80
60
40
20
0
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Outlook*
Operating result in m€



1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
383
1997
1998
1999
2000
2001
2002
2003
2004
2005

*as of August 10th, 2005

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, August 9 2005

Lufthansa lifts first-half operating result to 253 million euros and raises full-year forecast to more than 400 million euros

The Lufthansa Group posted an operating profit of 253 million euros (previous year: 33 million euros) on revenues of 8.5 billion euros (previous year: 8.3 billion euros) in the first half 2005. Net profit totalled 0.2 million euros; in the year-ago period, the Group returned a net profit of 39 million euros but that included book profits of 292 million euros from the sale of Lufthansa shares in Amadeus. The Lufthansa Group is now anticipating a full-year operating result in 2005 of more than 400 million euros.

Additional information and the full first-half (January-June) report will be posted on our website at http://www.lufthansa-financials.com from 08.30 a.m. (CEST) on August 10.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon +49 69 696 - 90997, Fax +49 69 696 - 90990,
e-mail: investor.relations@dlh.de

9 August 2005

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10 August 2005

Lufthansa

Lufthansa lifts operating profit to 253 million euro

Full-year forecast upgraded: Board now expects profit of over 400 million euro

"Despite record high oil prices, we earned an operating profit of 253 million euro. That is a fine feat in such a tough setting," Wolfgang Mayrhuber, Lufthansa's CEO and Chairman of the Executive Board, said when presenting the half-year figures. In the first six months of 2005 the Group's operating result increased by 220 million compared with the first half of 2004. The Group maintained its ascending course with an operating profit of 279 million euro in the second quarter. "All of our business segments improved their result. We are now more flexible, more productive and react faster - and we have strengthened our sound financial base," Mayrhuber added. Lufthansa has revised its forecast for the full-year result upwards. It now anticipates an operating profit of over 400 million euro.

Increased sales and higher average yields helped to push up profits in the first six months of 2005 in both passenger and freight business. Other key factors were the successful development of the action plan aimed at ongoing cost containment and the fuel price hedging measures. The Leisure Travel and Catering segments have achieved a continuous and sustained improvement of their performance. "Their efforts are starting to pay off. Thomas Cook is on track to post a profit for the full year. LSG Sky Chefs expects a positive operating result before restructuring costs," Mayrhuber said. "A clear customer orien-tation is and remains the key to success. We are focusing on our customers' needs and wishes, on quality and on innovative, tailored products. That is our strategy for all our business segments. We shall only forge ahead by convincing our customers of the quality of our products and services: our aim is to be quicker, better and more personal. A successful Lufthansa benefits everyone - our customers, shareholders, employees and Germany as a business location."

Wolfgang Mayrhuber also pointed to the difficulties on the international air traffic market. "Despite this good result we face major challenges. The continuing high oil price, excess capacity and pressure on average yields, an inadequate infrastructure and an uneven playing field require great vigilance and stringent cost control," Lufthansa's CEO emphasised. He added that the process of implementing the action plan was on schedule and continued to have the highest priority. Of the volume of 780 million euro targeted for 2005, measures worth 606 million euro have already been implemented. The action plan is intended to boost earnings by a total of 1.2 billion euro up to the end of 2006. "We have ambitious plans for the future. The Executive Board can depend on a dedicated and highly professional staff. It is a pleasure to steer Lufthansa forward with such a crew."

The first six months of 2005 in figures

In the first six months of 2005 the Lufthansa Group generated revenue of 8.5 billion euro, a year-on-year rise of 2.4 per cent. The airlines' traffic revenue increased by 5.2 per cent to 6.5 billion euro on the back of targeted capacity expansion and higher average yields. Other operating income fell by 31 per cent to 555 million euro. The comparable figure in 2004 had contained book profits of 292 million euro from the sale of an equity stake in Amadeus Global Travel Distribution S.A.

Despite a drastic surge in fuel prices, the increase in operating expenses was limited to 1.3 per cent. Overall costs came to 8.8 billion euro. Fuel costs soared by 327 million euro (41.8 per cent) to reach a record high at the halfway stage of 1.1 billion euro. Without the fuel price hedging measures, the Group would have had to pay 111 million euro more for kerosene.

In the first six months of 2005 Lufthansa lifted its operating result by 220 million euro to 253 million euro and posted a break-even Group result (0.2 million euro). At the halfway stage in 2004 the Group's net profit, boosted by the capital gain from the disposal of Amadeus, had amounted to 39 million euro. The cash flow from operating activities grew by 11.5 per cent to 727 million euro. The capital expenditure of 690 million euro, of which 324 million euro was invested in aircraft, was thus fully funded from the cash flow.

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		January-June 2005	January-June 2004	Change in %	April-June 2005	April-June 2004
Revenue	Euro m	8,451	8,254	+2.4	4,548	4,360
of which traffic revenue	Euro m	6,531	6,210	+5.2	3,552	3,324
Profit from operating activities	Euro m	260	391	-33.5	289	172
Group result	Euro m	0.2	39	-	116	-23
Operating result	Euro m	253	33	-	279	149
Capital expenditure	Euro m	690	1,114	-38.1	210	464
Cash flow	Euro m	727	652	+11.5	594	393
Employees as of 30 June		90,373	92,177	-2.0	-	-
Profit/loss per share		-	0.10	-	0.25	-0.06

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Göntgens
Te. +49 69 696 - 51014 / - 67338
Fax +49 69 696 - 95428
http://media.lufthansa.com

Disclaimer in respect of forward-looking statements
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Here you will find more information on the first half year result 2005.

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Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, August 9 2005

Lufthansa lifts first-half operating result to 253 million euros and raises full-year forecast to more than 400 million euros

The Lufthansa Group posted an operating profit of 253 million euros (previous year: 33 million euros) on revenues of 8.5 billion euros (previous year: 8.3 billion euros) in the first half 2005. Net profit totalled 0.2 million euros; in the year-ago period, the Group returned a net profit of 39 million euros but that included book profits of 292 million euros from the sale of Lufthansa shares in Amadeus. The Lufthansa Group is now anticipating a full-year operating result in 2005 of more than 400 million euros.

Additional information and the full first-half (January-June) report will be posted on our website at http://www.lufthansa-financials.com from 08.30 a.m. (CEST) on August 10.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon +49 69 696 - 90997, Fax +49 69 696 - 90990,
e-mail: investor.relations@dlh.de

9 August 2005

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Monthly Report 07/2005

▶ Investor Info

▶ Traffic Figures

Investor Info

Change in capacity utilisation in July 2005 compared with previous year


80
75
% 70
65
60
2005
2004
PassengerLF
CargoLF
GroupLF

Ongoing utilisation improvement in July

The passenger airlines in the Lufthansa Group lifted passenger numbers in July by 2.2 per cent to 4.8 million. Sales rose by 6.8 per cent, clearly outpacing the 2.1 per cent increase in capacity, so that the passenger load factor was up by 3.4 percentage points to 77.9 per cent. Passenger numbers as well as the seat load factors were higher in all traffic regions than in July 2004. In the two major intercontinental traffic regions, utilisation surpassed the 80 per cent mark. In the Americas, it reached 82.7 per cent (+ 5.1 pp) and in Asia 82.0 per cent (+ 2.6 pp). Traffic in Middle East/Africa also performed well: Demand in the region was up by 11.2 per cent on a capacity increase of 4.1 per cent, raising utilisation to 76.7 per cent. The passenger load factor in Europe reached 68.3 per cent (+1.5 pp). The passenger count was also up by 1.6 per cent to 3.7 million.
Developments at Lufthansa Cargo were stable in July. The volume of freight and mail transported was down marginally by 0.2 per cent to 147,000 tonnes. The 1.9 per cent increase in capacity - which was largely attributable to a rise in belly capacities on passenger aircraft - however, could not completely be sold on the market. The cargo load factor reached 62.7 per cent (-0.1 pp). Since May, Lufthansa Cargo has been marketing the belly capacity on all European flights operated by US Airways to the USA. This produced the 12.6 capacity growth in the Americas traffic region.
Group traffic (passenger and cargo) is manifesting positive trend. Sales rose on the prior-year level by 4.7 per cent, utilisation improved on the year-earlier figure by 1.3 percentage points to 70.9 per cent.

Initial steps towards integration of SWISS

After the go-ahead given by the US anti-trust authorities and the EU Commission, the integration of SWISS in the Lufthansa Group began on 20 July. It commenced with the pooling of the frequent flyer programmes and mutual lounge access for each of the two carriers' status customers. The next step is to issue a joint timetable for the winter flight schedules. In the cargo business, Lufthansa Cargo and SWISS Cargo are to develop a joint strategy in the next few months and a common product and services portfolio.

Lufthansa expands in eastern Europe

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Lufthansa is laying on more flights in the east European growth market - with new services to Donezk and Dnipropetrosk, two industrial cities in Ukraine - as well as a new connection between Dusseldorf and Kiev on 9 September, respectively 30 October.

Component services for A380
Lufthansa Technik and Air France Industries set up Spairliners GmbH, a 50/50 joint venture based in Hamburg, in June. Alongside component supplies, Spairliners will offer a full spectrum of component support services to all A380 operators.

Dr Kley best CFO
Lufthansa's Dr Karl-Ludwig Kley has been voted Best Chief Financial Officer (CFO) in the transport industry by the buy-side analysts in a poll conducted by the Institutional Investor Research Group, London. "Institutional Investor" has been conducting the poll among analysts and big investors in the equities market for the past four years.

Please Note:
The 2nd Interim Report with the January-June 2005 results will be published on 10 August and will be available in the Internet www.lufthansa-financials.com on that day for downloading from 8.30 hours (CEST).

The next Investor Info with the traffic figures for August 2005 will be published on 09 September 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

08 August 2005

Traffic Figures

Lufthansa Passenger Business Group*	**July 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	4,763	+2.2	29,422	+0.4
Available seat-kilometres (mio)	13,128	+2.1	83,299	+2.7
Revenue pax-kilometres (mio)	10,226	+6.8	62,447	+4.6
Passenger load factor (per cent)	77.9	+3.4P.	75.0	+1.4P.
Number of Flights	53,901	-1.1	361,146	0.4

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**July 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1,000 tonnes	147	-0.2	994	+0.7
Available Cargo tonne-km (mio)	1,059	+ 1.9	6,972	+ 3.2
Revenue Cargo tonne-km (mio)	663	+ 1.6	4,497	+ 0.7
Cargo load-factor (%)	62.7	- 0.1P.	64.5	- 1.6P.
Number of Flights	2,564	20.9	17,282	24.5

Lufthansa Group	**July 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,389	+2.8	15,329	+3.2
Revenue tonne-kilometres (mio)	1,694	+ 4.7	10,789	+ 2.9
Overall load factor (per cent)	70.9	+ 1.3P.	70.4	- 0.2P.
Number of Flights	56,465	- 0.3	378,428	1.3

Europe (incl, Germany)	**July**		**cumulative**	

	2005	yoy %	2005	yoy %
Passengers in 1,000	3,653	+ 1.6	22,622	- 0.6
Available seat-kilometers (mio)	3,834	+ 3.1	24,282	+ 0.3
Revenue pax-kilometers (mio)	2,619	+ 5.5	15,602	+ 1.5
Passenger load-factor (%)	68.3	+ 1.5P.	64.3	+ 0.8P.
Cargo/mail in 1,000 tonnes	61	- 0.9	420	- 2.3
Available Cargo tonne-km (mio)	114	- 17.3	710	- 7.3
Revenue Cargo tonne-km (mio)	46	+ 3.0	301	- 0.2
Cargo load-factor (%)	40,2	+ 7.9P.	42.5	+ 3.0P.

America (North & South)	**July 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	609	+ 4.5	3,493	+ 1.4
Available seat-kilometers (mio)	5,156	+ 0.7	31,004	+ 0.8
Revenue pax-kilometers (mio)	4,264	+ 7.3	25,049	+ 2.9
Passenger load-factor (%)	82.7	+ 5.1P.	80.8	+ 1.6P.
Cargo/mail in 1,000 tonnes	42	+ 1.4	271	+ 9.1
Available Cargo tonne-km (mio)	419	+ 12.6	2,677	+ 9.6
Revenue Cargo tonne-km (mio)	264	+ 8.5	1,762	+ 5.7
Cargo load-factor (%)	63.1	- 2.4P.	65.8	- 2.4P.

Asia/Pacific	**July 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	330	+ 2.3	2,194	+ 8.7
Available seat-kilometers (mio)	3,208	+ 2.6	21,431	+ 7.4
Revenue pax-kilometers (mio)	2,631	+ 6.0	17,008	+ 9.4
Passenger load-factor (%)	82.0	+ 2.6P.	79.4	+ 1.5P.
Cargo/mail in 1,000 tonnes	36	- 0.7	242	- 2.8
Available Cargo tonne-km (mio)	442	- 3.2	3,022	- 0.6
Revenue Cargo tonne-km (mio)	309	- 4.4	2,104	- 3.8
Cargo load-factor (%)	69.8	- 0.8P.	69.6	- 2.4P.

Middle East & Africa	**July 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	167	+ 5.4	1,093	+ 4.4
Available seat-kilometers (mio)	921	+ 4.1	6,534	+ 6.4
Revenue pax-kilometers (mio)	706	+ 11.2	4,755	+ 7.1
Passenger load-factor (%)	76.7	+ 4.9P.	72.8	+ 0.5P.
Cargo/mail in 1,000 tonnes	8	+ 0.5	63	+ 2.3
Available Cargo tonne-km (mio)	84	+ 15.5	564	+ 11.3
Revenue Cargo tonne-km (mio)	45	+ 6.4	330	+ 6.1
Cargo load-factor (%)	53.4	- 4.6P.	58.5	- 2.9P.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

08 August 2005

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26 July 2005

Lufthansa

Dr. Karl-Ludwig Kley - Best CFO in transport industry

Lufthansa's Dr. Karl-Ludwig Kley has been voted Best Chief Financial Officer (CFO) in the transport industry in a poll conducted by the Institutional Investor Research Group, London. The buy-side analysts questioned in the survey acclaimed especially the high quality of Lufthansa financial communications, keeping analysts and investors comprehensively and transparently informed. "Institutional Investor"has been conducting the poll among analysts and big investors in the equities market for the past four years.

Cologne, 26 July 2005

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15 July 2005

Notice
Deutsche Lufthansa Aktiengesellschaft Frankfurt am Main
Euro 250,000,000
2.25 per cent Exchangeable Bonds due 2006
exchangeable
into Class A Shares of
Amadeus Global Travel Distribution S.A.
ISIN: XS0131446055
Common Code: 13144605
WKN: 679 102

The entire Initial Exchange Property has been changed. All of the 24,015,000 Class A preferential shares in Amadeus Global Travel Distribution S.A., Madrid, which constituted the entire Initial Exchange Property, were sold and transferred to WAM Acquisition S.A., Madrid, upon acceptance of a public offer by WAM Acquisition S.A. to purchase Class A preferential shares of Amadeus Global Travel Distribution S.A. WAM Acquisition S.A. has paid a consideration in cash for the shares in the amount of EUR 176,510,250.00. According to the Terms and Conditions of the Bonds the cash amount was used to purchase German Federal Government Bonds (Bundesschatzanweisungen der Bundesrepublik Deutschland) - ISIN DE 0001137065 - with maturity date on June 23, 2006. The Exchange Property now comprises such German Federal Government Bonds.

Frankfurt am Main, July 2005
Deutsche Lufthansa AG

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13 July 2005

Lufthansa

Lufthansa and SWISS: Customer benefits available from July 20

New services, more ways in which to earn miles and redeem them for awards, and reciprocal lounge access are the first benefits available to customers of Lufthansa and SWISS as of July 20. Only two weeks after the airlines received cartel clearance, members of Miles & More and Swiss TravelClub can already benefit from the advantages of the new partnership.

Swiss TravelClub members will be able to earn Club Miles on all Lufthansa-operated scheduled flights. They can also redeem previously earned miles for Lufthansa Free Tickets. Conversely, members of Miles & More can earn award and status miles on SWISS-operated flights and book award flights with SWISS.

Reciprocal lounge access begins on July 20, too. Members of Swiss Circle and Swiss Travel-Club Gold may use Lufthansa Senator Lounges when flying with Lufthansa. In return, HON Circle members and Senators of the Miles & More programme have access to Swiss First and Swiss Business Class lounges respectively whenever they fly SWISS. These customers continue to enjoy extra baggage allowance, priority baggage handling and accelerated boarding on SWISS and Lufthansa flights. Services will be further harmonised when SWISS joins the Star Alliance (foreseen for summer 2006).

A full overview of the partnership and the initial customer benefits can be viewed on the Internet at www.lufthansa.com and www.swiss.com.

Frankfurt/Basel, 13 July 2005

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6 June 2005

Disclosure in compliance with section 25 para.1 of the German Securities Trading Act (WpHG)

Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, has notified us in a letter dated 2 June 2005 in compliance with section 21 para. 1.24 of the German Securities Trading Act (WpHG) and section 32 para. 2 of the German Investment Act (InvG) that its subsidiary DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main, fell below the limit of five per cent of voting rights in Deutsche Lufthansa AG at 30 May 2005 and now holds 4.99 per cent of the voting rights.

Cologne, 6 June 2005

Deutsche Lufthansa Aktiengesellschaft
Executive Board

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